
Mail Stop 3561

November 4, 2008

Cody C. Ashwell
Chairman and Chief Executive Officer
Javo Beverage Company, Inc.
1311 Specialty Drive
Vista, California 92081

> **Re:** **Javo Beverage Company, Inc.**
> **Amendment No. 1 to**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed April 29, 2008**
> **File No. 000-26897**

Dear Mr. Ashwell:

We have reviewed your response letter filed October 8, 2008, including the draft of Amendment No. 2, and have the following comments. Where indicated, we think you should revise your Form 10-K in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Internal Control over Financial Reporting

1. We note your response to comment three of our letter dated August 14, 2008, and we reissue in part. In particular:

    - In your letter dated June 26, 2008, you stated in your response to comment 13 that the material weakness in internal control over financial reporting began in late 2006. Please add this disclosure to your next amended Form 10-K.

- In your letter dated June 26, 2008, in your response to comment 14, you discussed measures that you were undertaking to remediate the material weakness, such as hiring an independent consultant. Please add these disclosures to your next amended Form 10-K.

Financial Statements and Supplementary Data

Note 7. Intangible Assets, F-14

2. We have reviewed your response to our prior comment one from our letter dated August 14, 2008 in which you have reclassified the amortization of the conversion fee from sales and marketing expense to a reduction of sales to be in accordance with EITF 01-9. As this appears to be a correction an error resulting in a restatement, please revise your financial statements so they are clearly labeled as restated and provide the disclosures required by paragraph (25) and (26) of SFAS No. 154 or tell us why you believe such disclosures are not necessary.

3. Considering our comment above, please advise your independent accountant that their audit report must refer to the restatement and should be re-dated or dual-dated to reflect the restatement.

4. We note you have restated your financial statements for the period ended December 31, 2007. However, we do not see where you filed an Item 4.02 Form 8-K disclosing such restatement. Please refer to the instructions of Form 8-K and file any required Item 4.02 Form 8-K as soon as possible, or tell us why you believe such filing is not required.

Exhibits

5. We have reviewed your response to our prior comment four noting that you plan on filing an accountants consent with your amended Form 10-K. Please note that the accounting consent must be currently dated in accordance with Item 601(23) of Regulation S-K.

6. We note your response to comment five of our letter dated August 14, 2008, and we reissue the comment. The exhibit index for each year's Form 10-K must list each of the exhibits required in the Form 10-K. Previously filed exhibits may be incorporated by reference from another appropriate document, as you have done with Exhibits 10.6, 10.7, and others. Please list your agreement with Javo Dispenser, LLC in the exhibit index of an amendment to your current Form 10-K,

indicating that it is incorporated by reference. See Item 601(a)(2) of Regulation S-K.

<u>Signatures</u>

7.   Your signature page does not comply with the requirements of Form 10-K. In your next response and amendment, please address the following:

   - Please provide dated signatures for the officers and directors signing the report.

   - Please include the signatures of your principal financial officer or officers and your controller or principal accounting officer.

   - Please tell us why your draft amended Form 10-K states that Javo Beverage Company, Inc. has caused the report to be signed on its behalf by Richard A. Gartrell as "Chairman and Chief Executive Officer."

* * * * *

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Any questions regarding the accounting comments may be directed to William Kearns at (202) 551-3727. Questions regarding other disclosure issues may be directed to John Dana Brown at (202) 551-3859 or John Reynolds at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: Cody Ashwell
       Fax: (760) 597-9794